Exhibit 4.7

FORM OF
LOCK-UP AGREEMENT

THIS AGREEMENT (the "Agreement"), is made and entered into by the undersigned as of the ____ day of ________, 2006. Capitalized terms used herein and not otherwise herein defined shall have the meanings set forth for such terms in the Contribution Agreement (as defined below).

WHEREAS, NorthTech Corporation, a company organized and existing under the laws of Nevada (the "Corporation"), Platinum Research Organization L.P., a limited partnership organized and existing under the laws of Texas ("Platinum"), Lubrication Partners, a joint venture ("GP Transferor") and sole shareholder of Platinum IP Management, Inc., a company organized and existing under the laws of Texas and the general partner of Platinum ("PRO GP"), each person holding a limited partnership interest in Platinum (each, a "Limited Partner") (each Limited Partner and GP Transferor, a "PRO Transferor" and collectively, the "PRO Transferors"), and John T. (Cork) Jaeger as the representative of all PRO Transferors (the "PRO Transferor Representative"), and Steve Drayton as the representative (the "Investor Representative") certain individuals who have agreed to invest in the Corporation (other than the PRO Transferors) (the "Investors") have entered into a Contribution Agreement dated October __, 2006 (the "Contribution Agreement");

AND WHEREAS, Lubrication Partners, a joint venture, ("LPJV")and Lubrication Partners L.P., a Texas limited partnership ("LPLP") are expected together to be the majority shareholders of the Common Stock in the Corporation holding approximately 55% of the issued and outstanding Common Stock of the Corporation on close of the Contribution Agreement;

AND WHEREAS, in connection with and pursuant to the terms of the Contribution Agreement, each Pro Transferor will receive shares of Common Stock of the Corporation ("Common Shares");

AND WHEREAS, as an inducement to the Corporation and the Investors through the Investor Representative to execute the Contribution Agreement each Pro Transferor is entering into this Agreement to set forth certain terms and conditions governing its actions for up to a 365 day period subsequent to closing of the consummation of the Contribution Agreement with respect to the Common Shares held by it.

NOW, THEREFORE, in consideration of the transactions contemplated by the Contribution Agreement and the mutual promises and covenants contained herein, each of the undersigned Pro Transferors agrees as follows:

Section 1. Restriction on Transfer of Common Shares. Without a waiver given upon an affirmative vote of the independent members of the Board of Directors of the Corporation, during the term of this Agreement, each of the undersigned Pro Transferors shall not offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, any shares of Common Shares or securities convertible into or exchangeable or exercisable for any shares of Common Shares, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Shares, whether any such aforementioned transaction is to be settled by delivery of the Common Shares or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, of any of the Common Shares held, or to be held or entitled to be received by such Pro Transferor as of the Effective Time.

Section 2. Notation of Shares. Each undersigned Pro Transferor understands that the transfer agent of the Corporation may be given notice that the Common Shares are subject to the terms of this Agreement and such Common Shares shall not be transferred except in accordance with the terms hereof.

Section 3. Remedies. The undersigned acknowledges and agrees that neither the Corporation, or the Investors could be made whole by monetary damages in the event of any default by the undersigned of the terms and conditions set forth in this Agreement. It is accordingly agreed and understood that the Corporation and the Investors, in addition to any other remedy which each may have at law or in equity,

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 shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and specifically to enforce the terms and provisions hereof in any action instituted in any court of the United States, or in any other court that has appropriate jurisdiction.

Section 4. Term. The covenants and obligations set forth in sections 1 through 3 of this Agreement shall expire and be of no further force or effect on the earliest of: (i) the expiration or termination of the Contribution Agreement, if such expiration or termination occurs prior to the Effective Time; (ii) the end of the 365 day period beginning on the closing of the transactions contemplated by the Contribution Agreement; and (iii) the Corporation having entered into one or more commercial agreement(s) that in the sole opinion of the independent directors of the Corporation will likely result in net aggregate revenue exceeding forty million ($40,000,000) (the "Material Commerical Contract").

Section 5. Other Restrictions on Transfer. The restrictions on transfer of shares pursuant to this Agreement shall be subject to any additional restrictions on transfers that any Pro Transferor may agree to for the benefit of the managing underwriter in any registered offering undertaken by the Corporation, to the extent that such additional restrictions may be more restrictive.

Section 6. Successor and Assigns. This Agreement shall be binding upon each of the undersigned Pro Transferors and each of his or her respective heirs and assigns.

Section 7. Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of Delaware, without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced in the state and federal courts sitting in the City of New York, Borough of Manhattan (the "New York Courts"). Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the New York Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any term the Agreement), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, or such New York Courts are improper or inconvenient venue for such proceeding..

Section 8. Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed to be an original, but all of which will constitute one and the same agreement, it being understood that all parties need not sign the same counterpart. Facsimile transmission of any signed original document and/or retransmission of any signed facsimile transmission will be deemed the same as delivery of an original. At the request of any party, the parties will confirm facsimile transmission by signing a duplicate original document.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by each of the undersigned parties as of the day and year first above written.

                                                                                                                                                              NORTHTECH CORPORATION

                                                                                                                                                              By:___________________________________________

                                                                                                                                                              Name: Cecelia Pineda
                                                                                                                                                              Title: President and CEO

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PRO TRANSFERORS:

LUBRICATION PARTNERS, L.P.	LUBRICATION PARTNERS, a Joint Venture
By: EFO GenPar, Inc. Its: General Partner	By: Lubrication Partners, L.P. Its: Managing Venturer By: EFO GenPar, Inc. Its: General Partner
By: _______________________________	By: _______________________________
Larry Wallace, President	Larry Wallace, President

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